WOODSIDE

21 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Report for the Quarter Ended 30 June 2004, lodged with the Australian Stock Exchange on 21 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

7/28

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 30 JUNE 2004

PRODUCTION SUMMARY

The Company's share of production and sales for the quarter ended 30 June 2004 was as follows:

		Qtr.2 2004	Qtr. 2 2003	1st Half 2004	1st Half 2003
DOMESTIC GAS	Deliveries (av.tj/day)	293	304	293	302
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	342,142	338,481	659,754	666,875
	Sales Delivered (Tonnes)	311,434	331,030	636,092	657,422
	Cargoes Delivered	33	34	67	69
NWS CONDENSATE	Production (Barrels)	2,306,583	2,540,128	4,603,750	5,198,646
	Sales (Barrels)	2,030,483	2,628,471	4,717,163	5,229,222
COSSACK OIL	Production (Barrels)	1,357,347	1,592,855	2,876,569	3,272,308
	Sales (Barrels)	1,238,869	1,946,111	3,141,882	3,871,214
NWS LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	32,955	32,647	62,540	65,316
	Sales (Tonnes)	-	42,314	44,513	82,015
LAMINARIA OIL	Production (Barrels)	1,435,785	2,243,162	3,102,044	4,697,671
	Sales (Barrels)	1,398,645	2,088,051	3,377,926	4,492,989
LEGENDRE OIL	Production (Barrels)	836,752	954,668	1,672,446	2,097,574
	Sales (Barrels)	801,624	1,121,184	1,570,247	2,282,463
OHANET CONDENSATE	Production (Barrels)	181,989	-	417,992	-
	Sales (Barrels)	181,989	-	417,992	-
OHANET LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	13,814	-	31,216	-
	Sales (Tonnes)	13,814	-	31,216	-
TOTAL	**Production (boe)#**	**13,910,547**	**15,123,418**	**28,030,911**	**30,669,622**
	Sales (boe)#	**12,838,338**	**15,581,453**	**28,167,361**	**31,243,259**

Note: # Conversion Factors: Refer to last page
boe = barrels of oil equivalent

As expected, due to natural field decline, the production of 28 million boe in the first half of 2004 was lower than that for the corresponding period in 2003. Nonetheless it is still anticipated that the total full year production for 2004 will be in the order of the previously disclosed aspirational target of 58 million boe.

REVIEW OF PRODUCTION AND DEVELOPMENT ACTIVITIES FOR THE QUARTER

North West Shelf

- Domestic Gas: production was below expectation at 586 TJ per day (Woodside share: 293 TJ per day) due to lower customer demand.
- LNG: production was above expectation at 22,559 tonnes per day (Woodside share: 3,760 tonnes per day) due to higher customer demand.
- Condensate: production was above expectation at 102,924 bbl per day (Woodside share: 25,347 bbl per day) due to strong Goodwyn reservoir performance and high production system availability.
- Cossack Pioneer Oil: production was below expectation at 89,495 bbl per day (Woodside share: 14,916 bbl per day) due to lower facility availability as a result of unplanned shutdowns.
- LPG: production was above expectation at 2,173 tonnes per day (Woodside share: 362 tonnes per day) due to deferred planned shutdowns and strong Goodwyn reservoir performance.

Laminaria and Corallina

- Production was below expectation at 32,363 bbl per day (Woodside share: 15,778 bbl per day) due to a lower than expected result from the Corallina-2 side track workover in January this year.
- The facility commenced a planned 10-day shutdown for maintenance on 25 June 2004 and came back online on 7 July 2004.

Legendre

- Production was above expectation at 20,015 bbl per day (Woodside share: 9,195 bbl per day), due to the drilling and successful commissioning of the infill well, LN5H.
- Forecast production is in line with expectations following the completion of the LN5H well. It will remain gas re-injection constrained in the short term, then on natural decline. At quarter end production was averaging 33,810 bbl per day (Woodside share: 15,535 bbl per day).

Ohanet

- Ohanet is a non-operated joint venture and values are quoted as Woodside share only. The joint venture's returns are based on product price and volume, limited to a maximum revenue entitlement.
- The Ohanet joint venture received maximum revenue entitlement during this quarter.
- Woodside's share of production based on an economic interest basis was 2,000 bbls per day of condensate and 152 tonnes per day of LPG.

Development Projects

During the quarter, as previously announced, the Thylacine-Geographe Otway gas project (offshore Victoria) and the Chinguetti oil project (offshore Mauritania, West Africa) were approved to proceed to development. The Enfield oil project (offshore, Western Australia) was approved for development in the previous quarter.

These recently approved projects are all on schedule. First production is expected from Chinguetti by March 2006, from Otway by mid-2006 and from Enfield by fourth quarter 2006.

In early July gas had begun flowing into the North West Shelf's Train 4 LNG plant (Karratha, Western Australia). As at 30 June 2004, the construction phase was all but finished with insulation of pipe and vessels being the major work outstanding. The phased commissioning was nearly 90% complete. The LNG expansion project is on target to meet delivery obligations to customers with LNG run-down to storage tanks from Train 4 expected by September/October 2004.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Eskdale-2	Australia	WA-255-P	50.00%	Oil & gas discovery: commerciality to be determined
RERC-1	Algeria	ALG-401D	35.00%	Dry Hole
Stybarrow 3/4	Australia	WA-255-P	50.00%	Successful Appraisal
Kansas 2/3	United States	AT 488	16.67%	Dry Hole
Knott-1	Australia	WA-255-P	50.00%	Dry Hole

Geophysical surveys conducted during the quarter were as follows:

Region	Area / basin	Survey name	Type	2D Line Length (km) / 3D Area (sq km full fold)
West Africa	Mauritania	Tanit	3D	2,006
North Africa	Algeria	Berkine 401D	2D	234

Planned third quarter 2004 exploration wells:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
RERW-1	Algeria	ALG-401D	35.00%	Drilling, target oil
Indian-1	Australia	WA-271-P	60.00%	Drilling, target oil
Polkadot-1	Australia	WA-313-P	50.00%	Target gas
Dorade	Mauritania	PSC C2	48.00%	Target oil
Teve't	Mauritania	PSC B	53.85%	Target oil

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Location	Permit/Licence Area	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	WA-271-P	(40)	60	Equity sold
Australia	WA-26-L	8.2	8.2	Mutineer Production Licence awarded
Australia	WA-27-L	8.2	8.2	Exeter Production Licence awarded
Australia	WA-353-P	100	100	Gazettal Award
USA	G26330 / GC749	50	50	Purchased at Lease Sale
USA	G26333 / GC793	50	50	Purchased at Lease Sale
USA	G26347 / GC925	50	50	Purchased at Lease Sale
USA	G25896 / WC318	50	50	Purchased at Lease Sale
USA	G26279 / MC946	50	50	Purchased at Lease Sale
USA	G25967 / EC268	50	50	Purchased at Lease Sale
USA	G26336 / GC841	50	50	Purchased at Lease Sale
USA	G26337 / GC842	50	50	Purchased at Lease Sale
USA	G26321 / GC574	50	50	Purchased at Lease Sale
USA	G26335 / GC799	50	50	Purchased at Lease Sale
USA	G26332 / GC755	50	50	Purchased at Lease Sale
USA	G26334 / GC798	50	50	Purchased at Lease Sale
USA	G26342 / GC885	50	50	Purchased at Lease Sale
USA	G26358 / GC973	50	50	Purchased at Lease Sale
USA	G26320 / GC573	50	50	Purchased at Lease Sale
USA	G26329 / GC710	50	50	Purchased at Lease Sale
USA	G26357 / GC972	50	50	Purchased at Lease Sale
USA	G25955 / EC158	50	50	Purchased at Lease Sale
USA	G26317 / GC532	50	50	Purchased at Lease Sale
PNG	PPL218	(50)	0	Application to relinquish submitted

FINANCE

Woodside's revenue, exploration, evaluation and capital expenditure for the quarter were as follows:

		Qtr.2 2004	Qtr.2 2003	1st Half 2004	1st Half 2003
Sales Revenue ($M)					
NWS	Domgas & LNG	156.8	175.9	316.9	358.3
	Condensate	101.9	100.0	217.4	233.0
	Cossack Oil	66.5	77.7	154.3	180.0
	Liquefied Petroleum Gas	-	15.1	15.6	37.6
Laminaria Oil		68.0	74.8	154.6	186.0
Legendre Oil		42.9	45.1	76.6	102.3
Ohanet	Condensate	11.6	-	24.6[1]	-
	Liquefied Petroleum Gas	7.7	-	15.7[1]	-
LNG Ship Charter Revenue		10.2	10.3	18.7	21.4
	Total	**465.6**	**498.9**	**994.4**	**1,118.6**
Exploration and Evaluation Expenditure ($M)					
Exploration					
	Expense	62.5	83.8	102.3	173.4
	Capitalised[2]	(15.2)	(7.8)	(21.0)	29.5
Evaluation					
	Expense	-	-	-	-
	Capitalised	27.5	23.2	49.1	39.8
	Total	74.8	99.2	130.4	242.7
Capital Expenditure					
Oil & Gas Properties[3]		144.4	96.7	228.5[4]	151.4
Other Property, Plant & Equipment		2.2	33.6	6.2	49.5
	Total	146.6	130.3	234.7	200.9

[1] Ohanet Condensate Revenue Q1 2004 was reported as A$8 million. It should have been A$13 million. Ohanet LPG Revenue Q1 2004 was reported as A$13 million, it should have been A$8 million.

[2] Exploration Capitalised represents expenditure on successful and pending wells plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense upon finalisation of well results. In line with this, the 1st Half 2004 is negative due to amortisation of permit acquisition costs and well costs now expensed, outweighing the capitalised costs incurred during the period.

[3] Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the half year financial statements.

[4] During the periods reported above, Woodside's amended interest in the Mauritanian and Enfield projects was finalised. Expenditure included in the above table reflects Woodside's changed ownership interests from the applicable dates.

CONVERSION FACTORS CHANGED FOR OIL AND CONDENSATE

To align with generally accepted industry practice, Woodside now reports condensate and oil on a volumetric basis (1 boe = 1 barrel) instead of a calorific (heating) basis.

The 2003 boe comparatives have been recalculated using the revised method.

Conversion Factors*	Factor		Qtr.2 2004	Revised Qtr.2 2003	Previously reported Qtr.2 2003
Domestic Gas	1tj	=	163.6 boe	163.6 boe	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.723 boe	8.723 boe
NWS Condensate	1 bbl	=	1.000 boe	1.000 boe	0.9001 boe
Cossack Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
NWS Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1577 boe	8.1577 boe
Laminaria Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
Legendre Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
Ohanet condensate	1 bbl	=	1.000 boe	N/A	N/A
Ohanet Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	N/A	N/A

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream.

FOR INVESTMENT INQUIRIES
Mike Lynn
W: (08) 9348 4283 M: 0439 691 592

FOR MEDIA INQUIRIES
Felicity Nuttall
W: (08) 9348 5064 M: 0417 975 770